Exhibit 21.1

SUBSIDIARIES OF PASSPORT POTASH INC.

Name of Subsidiary	Jurisdiction of Incorporation
PPI Holding Corporation	State of Arizona
PPI East Block Holding Corp.	State of Arizona
PPI West Block Holding Corp.	State of Arizona